UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ICOSAVAX, INC.

(Name of Subject Company — Issuer)

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M 109

(CUSIP Number of Class of Securities)

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022-4611

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form of Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Icosavax, Inc. (“Icosavax”) by Isochrone Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc. (“Parent”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 11, 2023, by and among Icosavax, Purchaser and Parent.

Important Information About the Tender Offer

The tender offer for the outstanding common stock of Icosavax has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Icosavax’s securities. An offer to purchase shares of Icosavax’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, AstraZeneca PLC (“AstraZeneca”), Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter Icosavax will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information.

ICOSAVAX’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (INCLUDING THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT THEY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK.

The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca may be obtained at no charge on the investor relations page of AstraZeneca’s internet website at www.astrazeneca.com/investors. Copies of the documents filed with the SEC by Icosavax may be obtained at no charge under the “Investors” section of Icosavax’s internet website at www.Icosavax.com.

Forward-Looking Statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of Icosavax. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and Icosavax to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and Icosavax’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of Icosavax, the potential effects of the acquisition on both AstraZeneca and Icosavax, the possibility of any termination of the merger agreement, as well as the expected benefits and success of IVX-A12 and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and Icosavax’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that IVX-A12 or any further vaccines using the virus-like particle technology will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Icosavax’s stockholders will tender their shares in the offer; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Icosavax’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the achievement of the specified milestones described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payments may never be realized; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Icosavax undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2022, Icosavax’s Annual Report on Form 10-K for the year ended 31 December 2022 and Icosavax’s Quarterly Reports on Form 10-Q for the three months ended 31 March 2023, 30 June 2023 and 30 September 2023, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Icosavax with the SEC are available at www.sec.gov.

Exhibit Index

Exhibit No	Description

99.1	Press release issued by AstraZeneca PLC, dated December 12, 2023.

99.2	Social media posts of AstraZeneca PLC, dated December 12, 2023.

99.3	News article published by Endpoints: Icosavax buyout caps AstraZeneca's long search for a vaccine platform, by Amber Tong, dated December 12, 2023

99.4	News article published by the Financial Times: AstraZeneca strikes $1bn deal to acquire first vaccine company, by Hannah Kuchler and Donato Mancini, dated December 12, 2023

99.5	News article published by the Reuters: AstraZeneca to buy RSV vaccine maker Icosavax for $1.1 bln, by Yadarisa Shabong, dated December 12, 2023